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Exhibit 7

Bank Call Notice
RESERVE DISTRICT NO. 2
CONSOLIDATED REPORT OF CONDITION OF
The Chase Manhattan Bank
of 270 Park Avenue, New York, New York 10017
and Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System,
at the close of business March 31, 2001, in
accordance with a call made by the Federal Reserve Bank of this
District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts in Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$19,899
Interest-bearing balances	23,359
Securities:
Held to maturity securities	531
Available for sale securities	60,361
Federal funds sold and securities purchased under agreements to resell	50,929
Loans and lease financing receivables:
Loans and leases held for sale	3,311
Loans and leases, net of unearned income	$153,867
Less: Allowance for loan and lease losses	2,369
Loans and leases, net of unearned income and allowance	151,498
Trading Assets	61,673
Premises and fixed assets (including capitalized leases)	4,387
Other real estate owned	39
Investments in unconsolidated subsidiaries and associated companies	429
Customers' liability to this bank on acceptances outstanding	291
Intangible assets
Goodwill	1,839
Other Intangible assets	3,479
Other assets	18,598

TOTAL ASSETS	$400,623

LIABILITIES
Deposits
In domestic offices	$131,214
Noninterest-bearing	$52,683
Interest-bearing	78,531
In foreign offices, Edge and Agreement subsidiaries and IBF's	112,394
Noninterest-bearing	$5,045
Interest-bearing	107,349
Federal funds purchased and securities sold under agreements to repurchase	61,321
Trading liabilities	43,847
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	10,309
Bank's liability on acceptances executed and outstanding	291
Subordinated notes and debentures	6,030
Other liabilities	12,004
TOTAL LIABILITIES	377,410
Minority Interest in consolidated subsidiaries	126
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,211
Surplus (exclude all surplus related to preferred stock)	12,714
Retained earnings	9,446
Accumulated other comprehensive income	(284)
Other equity capital components	0
TOTAL EQUITY CAPITAL	23,087

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$400,623

    I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

    We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the in-structions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON JR.	)
DOUGLAS A. WARNER III	)	DIRECTORS
LAWRENCE A. BOSSIDY	)

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  Exhibit 7